Exhibit 23.3

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Rice Energy Inc. for the registration of debt securities, guarantees of debt securities, common stock, preferred stock, depositary shares, warrants and 60,438,648 shares of its common stock and to the incorporation by reference therein of our report dated March 21, 2014, with respect to the financial statements of Alpha Shale Resources, LP included in Rice Energy Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

February 11, 2015